July 12, 2007

Mail Stop 4561

Mr. John Reyes
Chief Financial Officer
Public Storage, Inc.
701 Western Avenue
Glendale, CA 91201

Re: Public Storage, Inc.
        Form 10-K for the year ended December 31, 2006
        Form 10-Q for the quarter ended March 31, 2007
        File No. 1-08389

Dear Mr. Reyes:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                Sincerely,

                                Linda van Doorn
                                Senior Assistant Chief Accountant